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                                                                EXHIBIT 8

                         [BAKER & McKENZIE LETTERHEAD]

                                 April 4, 1997

Poland Communications, Inc.
One Commercial Plaza
Hartford, CT 06103-3585

Dear Sirs:

        We have acted as special United States federal income tax counsel to Poland Communications, Inc. (the "Company") in connection with the exchange by the Company of its 9 7/8% Series B Senior Notes due 2003 for any and all of its outstanding 9 7/8% Senior Notes due 2003 (the "Exchange Offer") pursuant to the Prospectus dated April 4, 1997 (the "Prospectus").

        As special United States federal income tax counsel to the Company we have examined the Prospectus and such other documents and records as we deemed necessary and relevant for rendering our opinion as to the principal United States federal income tax consequences of the Exchange Offer.

        On the basis of the foregoing, and assuming that all relevant documents have been, or will be, validly authorised, executed and delivered by all the relevant parties, we are of the opinion that, under present United States federal income tax laws, the statements in the Prospectus under the caption "Income Tax Considerations," insofar as such statements purport to summarize federal laws of the United States referred to therein, fairly summarise such provisions.

        The foregoing is based on the United States Internal Revenue Code of 1986, as amended, regulations thereunder, and administrative pronouncements and judicial decisions relating thereto, all as of the date hereof. Subsequent developments could have a material effect on this opinion.

                                        Very truly yours,

                                        /s/ BAKER & McKENZIE
                                        ------------------------
                                            BAKER & McKENZIE

TOD/JOD